# AGREEMENT AND FIRST AMENDMENT
# TO CREDIT AGREEMENT

THIS AGREEMENT AND FIRST AMENDMENT TO CREDIT AGREEMENT, hereinafter referred to as this "Amendment", dated as of March 27, 2002, is made and entered into by and among **PARKWAY PROPERTIES LP**, a Delaware limited partnership (the "Borrower"), the financial institutions (the "Lenders") which are now or may hereafter become signatories hereto, and **JPMORGAN CHASE BANK**, formerly known as The Chase Manhattan Bank, a New York banking corporation ("JPMorgan"), as administrative agent for the Lenders (in such capacity, "Agent").

## W I T N E S S E T H:

WHEREAS, the Borrower, the Agent, and the Lenders have entered into an Amended and Restated Credit Agreement dated as of June 28, 2001 (the "Credit Agreement"); and

WHEREAS, the Borrower has requested that the Credit Agreement be amended in certain respects, and the Agent and the Lenders have approved such request;

NOW, THEREFORE, in consideration of the premises and the mutual agreements, representations and warranties herein set forth, and for other good and valuable consideration, the Borrower, the Agent, and the Lenders do hereby agree as follows:

Section 1. For all purposes from the date hereof through and including December 31, 2002 the Value of the Meridian office building at 1955 North Park Place in Atlanta, Georgia shall be calculated as the greater of (a) the Value as determined in accordance with the Credit Agreement, and (b) $6,000,000.00.

Section 2. Borrower represents and warrants that the representations and warranties contained in Section 4 of the Credit Agreement are true and correct in all material respects on and as of the date hereof as though made on and as of such date. Borrower hereby certifies that no event has occurred and is continuing which constitutes an Event of Default under the Credit Agreement or which upon the giving of notice or the lapse of time or both would constitute such an Event of Default.

Section 3. Except as expressly amended hereby, the Credit Agreement and the other Credit Documents shall remain in full force and effect. The Credit Agreement, as hereby amended, and all rights and powers created thereby or thereunder and under the other Credit Documents are in all respects ratified and confirmed and remain in full force and effect.

Section 4. The term "Credit Agreement" as used in the Credit Agreement, the other Credit Documents or any other instrument, document or writing furnished to the Agent or the Lenders by the Borrower shall mean the Credit Agreement as hereby amended.

Section 5. This Amendment (a) shall be binding upon the Borrower, the Agent and the Lenders and their respective successors and assigns (provided, however, no party may assign its rights hereunder except in accordance with the Credit Agreement); (b) may be modified or amended only in accordance with the Credit Agreement; (c) shall be governed by and construed in accordance with the laws of the State of Texas and the United States of America; (d) may be executed in several counterparts, and by the parties hereto on separate counterparts, and each counterpart, when so executed and delivered, shall constitute an original agreement, and all such separate counterparts shall constitute but one and the same agreement; and (e) embodies the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements, consents and understandings relating to such subject matter.

**IN WITNESS WHEREOF,** the parties hereto have caused this Amendment to be signed by their respective duly authorized officers, effective as of the date first set forth herein.

PARKWAY PROPERTIES LP,
a Delaware limited partnership

By:  Parkway Properties General Partners,
Inc., General Partner

By:       /s/ Sarah P. Clark
Name:  Sarah P. Clark
Title:    Sr. Vice President

By:       /s/ Marshall A. Loeb
Name:  Marshall A. Loeb
Title:    Sr. Vice President, CFO &
Secretary

JPMORGAN CHASE BANK,
as Agent and as a Lender

By:       /s/ Susan M. Tate
Name:  Susan M. Tate
Title:    Vice President

PNC BANK, NATIONAL ASSOCIATION
as Documentation Agent and as a Lender

By:       /s/ Brendan McCarthy
Name:  Brendan McCarthy
Title:    Assistant Vice President

AMSOUTH BANK,

By:       /s/ David G. Ellis
Name:  David G. Ellis
Title:    Officer

FIRST UNION NATIONAL BANK,
as Documentation Agent and as a Lender


By: /s/ Cathey A. Casey
Name: Cathy A. Casey
Title: Sr. Vice President


SOUTHTRUST BANK,


By: /s/ Sidney Clapp
Name: Sidney Clapp
Title: Assistant Vice President


WELLS FARGO BANK, NATIONAL
ASSOCIATION, as Documentation Agent
and as a Lender


By: /s/ Samuel Wammock
Name: Samuel  Wammock
Title: Senior Vice President


COMPASS BANK,


By: /s/ Johanna Duke Paley
Name: Johanna Duke Paley
Title: Senior Vice President


FIRST TENNESSEE BANK NATIONAL
ASSOCIATION


By: /s/ Lee Hunter
Name: Lee Hunter
Title: Vice President


HIBERNIA NATIONAL BANK


By: /s/ Melissa A. Estopinal
Name: Melissa A. Estopinal
Title: Banking Officer

COMERICA BANK


       By:     /s/ Jessica L. Kempf
       Name:  Jessica L. Kempf
       Title:   Account Officer


TRUSTMARK NATIONAL BANK


       By:     /s/ Heather Jarratt
       Name:  Heather Jarratt
       Title:   Commercial Real Estate Officer


BANKERS TRUST COMPANY
as a lender


       By:     /s/ Steven P. Lapham
       Name:  Steven P. Lapham
       Title:   Director


DEUTSCHE BANC ALEX BROWN INC.
as Syndication Agent


       By:     /s/ Steven P. Lapham
       Name:  Steven P. Lapham
       Title:   Director


UNION PLANTERS BANK, N.A.


       By:     /s/ Rick Adams
       Name:  Rick Adams
       Title:   Sr. Vice President